# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Cognition Inc., CIK 0001655923
CUSIP: 02074J501
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1200-750 W PENDER ST, 1200-750 W PENDER ST, VANCOUVER, British Columbia Canada (A1), V6C 2T8
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001535264-25-000009
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); sole voting power 1,043,478; shared voting power 0; sole dispositive power 1,043,478; shared dispositive power 0; aggregate amount beneficially owned 1,043,478 (6.5% of the class)
  Comment: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP) and Special Situations Life Sciences Fund, L.P. (SSLS). (CAYMAN, SSFQP and SSLS will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 161,620 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 544,032 Shares held by SSFQP and 347,826 Shares held by SSLS

## Item 1. Issuer
Name of issuer: Alpha Cognition Inc.
Address of issuer's principal executive offices: 1200-750 W PENDER ST, 1200-750 W PENDER ST, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 2T8.

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP and Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (SSLS). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP and LS Advisers, L.L.C., a New York limited liability company (LS). Greenhouse and Stettner are also controlling principals of AWM
Address of principal business office or, if none, residence:
527 Madison Avenue
Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,043,478
Percent of class: 6.5
Sole power to vote or to direct the vote: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP) and Special Situations Life Sciences Fund, L.P. (SSLS). As the investment adviser to the Funds, AWM holds sole voting over 161,620 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 544,032 Shares held by SSFQP and 347,826 Shares held by SSLS. Greenhouse and Stettner are also controlling principals of AWM.
Sole power to dispose or to direct the disposition: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP) and Special Situations Life Sciences Fund, L.P. (SSLS). As the investment adviser to the Funds, AWM holds sole investment power over 161,620 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 544,032 Shares held by SSFQP and 347,826 Shares held by SSLS. Greenhouse and Stettner are also controlling principals of AWM.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (02/13/2025)